                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                             Meade Instruments Corp.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    583062104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 52 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 2 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUMMINGBIRD MANAGEMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,813,288
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,813,288
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,813,288
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 3 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUMMINGBIRD CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,813,288
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,813,288
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,813,288
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 4 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PAUL D. SONKIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,853,954
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   43,100
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,853,954
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              43,100
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,862,374
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 5 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUMMINGBIRD VALUE FUND, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  775,581
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              775,581
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    775,581
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 6 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUMMINGBIRD MICROCAP VALUE FUND, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  818,478
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              818,478
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    818,478
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 7 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUMMINGBIRD CONCENTRATED FUND, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,219,229
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,219,229
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,219,229
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 8 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SUMMIT STREET VALUE FUND, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  574,989
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              574,989
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    574,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 9 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SUMMIT STREET MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  574,989
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              574,989
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    574,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 10 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SUMMIT STREET CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  574,989
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              574,989
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    574,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 11 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR T. WILLIAMS, III
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   574,989
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              574,989
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    574,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 12 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JENNIFER A. WALLACE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   574,989
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              574,989
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    574,989
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 13 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MONARCH ACTIVIST PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,213
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,213
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,213
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 14 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CHADWICK CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,213
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,213
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,213
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 15 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES M. CHADWICK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,213
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,213
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,213
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 16 of 52 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SOHAIL MALAD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,213
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,213
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,213
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 17 of 52 Pages
-----------------------                                  -----------------------

         The following  constitutes  Amendment No. 9 ("Amendment  No. 9") to the
Schedule 13D jointly filed by the members of the Meade Full Value Committee with the  Securities  and Exchange  Commission on May 12, 2006, as amended on May 26,
2006. This Amendment No. 9 amends the Schedule 13D as specifically set forth.

         Item 2 (a) is hereby amended to include the following:

         In connection  with the Settlement  Agreement  described and defined in
Item 4, the  Reporting  Persons  have  terminated  the  Joint  Filing  Agreement executed by them on May 10, 2006. After this filing, the Reporting Persons shall be composed of Hummingbird Management, Paul D. Sonkin, Hummingbird Capital, HVF,
HMF, and HCF and will continue filing as a group on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

         The last  paragraph of Item 3 is hereby amended in its entirety to read as follows:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate  purchase price of the 567,213 Shares owned by Monarch is
$1,585,780 (including brokerage  commissions).  The Shares owned by Monarch were acquired with partnership funds.

         Item 4 is hereby amended to add the following:

         On June 13, 2006, the Reporting  Persons and the Company entered into a
Settlement Agreement (the "Settlement Agreement") wherein the Board of Directors of the Company  (the  "Board")  shall  increase  its size by two  directors  and appoint as of such date Paul D. Sonkin as a Class II director whose term expires at the 2006 Annual  Meeting of  Stockholders  of the Company  (the "2006  Annual
Meeting")  and James M.  Chadwick as a Class III director  whose term expires at the 2007 Annual Meeting of Stockholders of the Company. Pursuant to the terms of the Settlement  Agreement,  the Company shall further (i) cause Mr. Sonkin to be nominated  as a candidate  of the Company for election as a Class II director to the  Board at the  2006  Annual  Meeting  and (ii)  submit a  resolution  to the stockholders  at the 2006 Annual Meeting to declassify the Board and provide for the annual  election of all directors  (the  "Declassification  Proposal").  The
Company  also  agreed to vote all shares  which it is entitled to vote or shares which it has control  over,  in favor of the  Declassification  Proposal  and in favor of electing Mr. Sonkin as a Class II director at the 2006 Annual Meeting.

         As a result of the Settlement Agreement, the Reporting Persons withdrew
(i) its  nominations  of Paul D. Sonkin and James  Chadwick  for election to the
Company's  Board at the 2006 Annual Meeting and (ii) each of the other proposals set forth in the Hummingbird  Value Fund, L.P. notice dated May 10, 2006 and any other stockholder proposal with respect to the 2006 Annual Meeting. In addition, so long as the  Company  has  not  breached  the  provisions  of the  Settlement
Agreement,  the Reporting Persons are subject to certain  standstill  provisions including,  but not limited to, engaging or participating in any solicitation of proxy or consents  for the 2006 or 2007 Annual  Meetings  inconsistent  with the terms of the Settlement  Agreement and forming,  joining or participating in any

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 18 of 52 Pages
-----------------------                                  -----------------------

group with respect to the shares of Common Stock other than the Meade Full Value
Committee.  The  Settlement  Agreement  also includes a mutual release of claims between the Reporting Persons and the Company.

         The standstill  provisions  shall remain in full force and effect until the  conclusion  of the 2007  Annual  Meeting of  Stockholders  of the  Company;
PROVIDED,  HOWEVER,  that if either (i) the majority of stockholders do not vote for the  Declassification  Proposal at the 2006 Annual Meeting and all directors terms do not expire at the 2007 Annual Meeting,  (ii) the 2006 Annual Meeting is
not held and  completed  by November 30, 2006 or (iii) the Company has not filed its Annual  Report on Form 10-K for the  twelve-months  ended  February 28, 2006 with the Securities and Exchange  Commission by October 31, 2006, the standstill provisions shall terminate on April 30, 2007. A copy of the Settlement Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

         In accordance  with the  Settlement  Agreement,  the Reporting  Persons issued  on June  13,  2006 a  press  release  announcing  the  execution  of the
Settlement  Agreement,  the form of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

         Item 5(a) is hereby amended in its entirety to read as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate  percentage of Shares  reported  owned by each person named  herein is based upon  20,003,855  Shares  outstanding  as of December 31,
2005, as reported in the Issuer's  report for the period ended November 30, 2005 on Form 10-Q and field with the  Securities  and Exchange  Commission on January
17, 2006.

         As of the close of business on June 14, 2006,  each of HVF, HMF and HCF
beneficially  owned  775,581  Shares,   818,478  Shares  and  1,219,229  Shares,
respectively,  constituting  approximately  3.9%,  4.0% and  6.0% of the  Shares outstanding,  respectively.  Hummingbird Capital and Hummingbird Management,  as
the  general  partner  and  investment  manager  of each of  HVF,  HMF and  HCF, respectively,  may be deemed to beneficially  own the 2,813,288  Shares owned by
HVF, HMF and HCF, constituting approximately 14.0% of the Shares outstanding. As the managing member of each of Hummingbird  Management and Hummingbird  Capital,
Mr. Sonkin may be deemed to beneficially  own the 2,813,288 Shares owned by HVF,
HMF and HCF,  constituting  approximately 14.0% of the Shares  outstanding.  Mr.
Sonkin also has sole voting and dispositive  power with respect to 40,666 Shares held in his and Ms.  Sonkin's  IRA Accounts  and has  dispositive  power over an additional  43,100  Shares held in IRA Accounts of various other parties and for which Mr. Sonkin disclaims beneficial ownership.

         As of the close of business on June 14, 2006,  SVF  beneficially  owned
574,989  constituting  approximately  2.9%  of the  Shares  outstanding.  Summit
Capital and Summit Management,  as the general partner and investment manager of
SVF, respectively, may be deemed to beneficially own the 574,989 Shares owned by
SVF,  constituting  approximately  2.9%  of  the  Shares  outstanding.   As  the
co-managing member of each of Summit Management and Summit Capital,  each of Mr.
Williams and Ms.  Wallace may be deemed to  beneficially  own the 574,989 Shares owned by SVF, constituting approximately 2.9% of the Shares outstanding.

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 19 of 52 Pages
-----------------------                                  -----------------------

         As of the close of  business  on June 14,  2006,  Monarch  beneficially owned 567,213 Shares constituting  approximately 2.8% of the Shares outstanding.
As the general partner of Monarch,  Chadwick Capital Management may be deemed to beneficially own the 567,213 Shares owned by Monarch, constituting approximately
2.8% of the Shares  outstanding.  As the co-managing members of Chadwick Capital
Management, each of Mr. Chadwick and Mr. Malad may be deemed to beneficially own the 567,213  Shares  owned by Monarch,  constituting  approximately  2.8% of the
Shares outstanding.

         As  of  the  close  of  business  on  June  14,  2006,   the  Committee
beneficially  owned  4,004,576  Shares,  constituting  approximately  20% of the
Shares outstanding.

         Item 5(c) is hereby amended to add the following:

         (c) Schedule A annexed hereto lists all  transactions  by the Reporting
Persons  in the  Shares  since  the  filing  of  Amendment  No.  8.  All of such transactions were effected in the open market.

         Item 5(e) is hereby amended to add the following:

         (e) Effective  with this filing and as a result of the  termination  of the Joint Filing Agreement, each of SVF, Summit Management,  Summit Capital, Mr.
Williams, Ms. Wallace, Monarch,  Chadwick Capital Management,  Mr. Malad and Mr.
Chadwick  ceased to be the  beneficial  owner of more than five  percent  of the outstanding shares of Common Stock.

         Item 6 is hereby amended to include the following:

         Item 6. Contracts,  Arrangements,  Understandings or Relationships With
Respect to Securities of the Issuer.

                  Reference  is made to the  Settlement  Agreement  defined  and described in Item 4.

         Item 7 is amended to include the following:

Item 7.           Material to be Filed as Exhibits.

 Exhibit No.      Description

     6.           Settlement  Agreement  dated  June 13,  2006 by and  among the
                  Company,  HVF, HCF, HMF, Hummingbird  Management,  Hummingbird
                  Capital,  Mr. Sonkin, SVF, Summit Management,  Summit Capital,
                  Mr.   Williams,   Ms.  Wallace,   Monarch,   Chadwick  Capital
                  Management, Mr. Malad and Mr. Chadwick.

     7.           Press Release dated June 13, 2006.

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 20 of 52 Pages
-----------------------                                  -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2006              HUMMINGBIRD MANAGEMENT, LLC

                                  By: /s/ Paul D. Sonkin
                                      ------------------------------------------
                                      Name: Paul D. Sonkin
                                      Title: Managing Member

                                  /s/ Paul D. Sonkin
                                  ----------------------------------------------
                                  PAUL D. SONKIN

                                  HUMMINGBIRD VALUE FUND, L.P.

                                  By: Hummingbird Capital, LLC

                                  By: /s/ Paul D. Sonkin
                                      ------------------------------------------
                                      Name: Paul D. Sonkin
                                      Title: Managing Member

                                  HUMMINGBIRD MICROCAP VALUE FUND, L.P.

                                  By: Hummingbird Capital, LLC

                                  By: /s/ Paul D. Sonkin
                                      ------------------------------------------
                                      Name: Paul D. Sonkin
                                      Title: Managing Member

                                  HUMMINGBIRD CONCENTRATED FUND, L.P.

                                  By: Hummingbird Capital, LLC

                                  By: /s/ Paul D. Sonkin
                                      ------------------------------------------
                                      Name: Paul D. Sonkin
                                      Title: Managing Member

                                  HUMMINGBIRD CAPITAL, LLC

                                  By: /s/ Paul D. Sonkin
                                      ------------------------------------------
                                      Name: Paul D. Sonkin
                                      Title: Managing Member

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 21 of 52 Pages
-----------------------                                  -----------------------

                                  SUMMIT MANAGEMENT, LLC

                                  By: /s/ Jennifer A. Wallace
                                      ------------------------------------------
                                      Jennifer A. Wallace
                                      Title:  Managing Member

                                  SUMMIT CAPITAL, LLC

                                  By: /s/ Jennifer A. Wallace
                                      ------------------------------------------
                                      Name: Jennifer A. Wallace
                                      Title:  Managing Member

                                  SUMMIT VALUE FUND, L.P.

                                  By: Summit Capital, LLC

                                  By: /s/ Jennifer A. Wallace
                                      ------------------------------------------
                                      Name: Jennifer A. Wallace
                                      Title: Managing Member

                                  /s/ Arthur T. Williams, III
                                  ----------------------------------------------
                                  ARTHUR T. WILLIAMS, III

                                  /s/ Jennifer A. Wallace
                                  ----------------------------------------------
                                  JENNIFER A. WALLACE

-----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 22 of 52 Pages
-----------------------                                  -----------------------

                                  MONARCH ACTIVIST PARTNERS LP

                                  By: Chadwick Capital Management LLC

                                  By: /s/ James M. Chadwick
                                      ------------------------------------------
                                      Name: James M. Chadwick
                                      Title: Managing Partner

                                  CHADWICK CAPITAL MANAGEMENT LLC

                                  By: /s/ James M. Chadwick
                                      ------------------------------------------
                                      Name: James M. Chadwick
                                      Title: Managing Partner

                                  /s/ James M. Chadwick
                                  ----------------------------------------------
                                  JAMES M. CHADWICK

                                  /s/ Sohail Malad
                                  ----------------------------------------------
                                  SOHAIL MALAD

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 23 of 52 Pages
-----------------------                                  -----------------------

                                   SCHEDULE A

         Transactions in the Shares Since the Filing of Amendment No. 8
         --------------------------------------------------------------

                          HUMMINGBIRD VALUE FUND, L.P.
                          ----------------------------
                                      None

                       HUMMINGBIRD CONCENTRATED FUND, L.P.
                       -----------------------------------
                                      None

                      HUMMINGBIRD MICROCAP VALUE FUND, L.P.
                      -------------------------------------
                                      None

                           HUMMINGBIRD MANAGEMENT LLC
                           --------------------------
                                      None

                             HUMMINGBIRD CAPITAL LLC
                             -----------------------
                                      None

                                 PAUL D. SONKIN
                                 --------------
                                      None

                             SUMMIT VALUE FUND, L.P.
                             -----------------------
                                      None

                              SUMMIT MANAGEMENT LLC
                              ---------------------
                                      None

                               SUMMIT CAPITAL LLC
                               ------------------
                                      None

                             ARTHUR T. WILLIAMS, III
                             -----------------------
                                      None

                               JENNIFER A. WALLACE
                               -------------------
                                      None

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 24 of 52 Pages
-----------------------                                  -----------------------

                          MONARCH ACTIVIST PARTNERS LP
                          ----------------------------

--------------------------------------------------------------------------------
Shares of Common Stock               Price Per                       Date of
   Purchased/(Sold)                   Share($)                   Purchase/(Sale)
--------------------------------------------------------------------------------
        5,300                          2.8956                        5/26/06
--------------------------------------------------------------------------------

                         CHADWICK CAPITAL MANAGEMENT LLC
                         -------------------------------
                                      None

                                JAMES M. CHADWICK
                                -----------------
                                      None

                                  SOHAIL MALAD
                                  ------------
                                      None

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 25 of 52 Pages
-----------------------                                  -----------------------

                                  EXHIBIT INDEX
                                  -------------

--------------------------------------------------------------------------------
         Exhibit                                                     Page
         -------                                                     ----

--------------------------------------------------------------------------------
1.       Joint Filing Agreement dated November 30, 2004         Previously filed
         by  and  among  Hummingbird  Management,  LLC,
         Hummingbird  Value  Fund,  L.P.,   Hummingbird
         Mircocap   Value   Fund,   L.P.,   Hummingbird
         Concentrated Fund, L.P,  Hummingbird  Capital,
         LLC and Paul Sonkin.

--------------------------------------------------------------------------------
2.       Letter  to  the  Board  of  Directors,   Meade         Previously filed
         Instrument Corp., dated January 19, 2006

--------------------------------------------------------------------------------
3.       Letter  to  the  Board  of  Directors,   Meade         Previously filed
         Instrument Corp., dated January 30, 2006

--------------------------------------------------------------------------------
4.       Nomination Letter from Hummingbird Value Fund,         Previously filed
         L.P.  to  the  Corporate  Secretary  of  Meade
         Instruments   Corp.,   dated  May  10,   2006,
         nominating   Paul  D.   Sonkin  and  James  M.
         Chadwick  as   directors  of  the  Issuer  and
         submitting other proposals.

--------------------------------------------------------------------------------
5.       Joint Filing and Solicitation  Agreement dated         Previously filed
         May  10,  2006 by and  among  HVF,  HCF,  HMF,
         Hummingbird  Management,  Hummingbird Capital,
         Mr. Sonkin,  SVF,  Summit  Management,  Summit
         Capital,  Monarch, Chadwick Capital Management
         and Mr.  Chadwick,  and  amended as of May 11,
         2006 to include Mr. Williams,  Ms. Wallace and
         Mr. Malad.

--------------------------------------------------------------------------------
6.       Settlement  Agreement  dated June 13,  2006 by             26 - 51
         and  among  the  Company,   HVF,   HCF,   HMF,
         Hummingbird  Management,  Hummingbird Capital,
         Mr. Sonkin,  SVF,  Summit  Management,  Summit
         Capital, Mr. Williams,  Ms. Wallace,  Monarch,
         Chadwick Capital Management, Mr. Malad and Mr.
         Chadwick.

--------------------------------------------------------------------------------
7.       Press Release dated June 13, 2006                             52

--------------------------------------------------------------------------------

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 26 of 52 Pages
-----------------------                                  -----------------------

                                                                       Exhibit 6

                              SETTLEMENT AGREEMENT

      This  SETTLEMENT  AGREEMENT  dated  June 13,  2006 (this  "AGREEMENT")  is entered  into by and among,  on the one hand,  Hummingbird  Value Fund,  L.P., a
Delaware limited partnership,  Hummingbird  Management,  LLC, a Delaware limited liability  company,  Hummingbird  Microcap Value Fund,  L.P., a Delaware limited partnership,  Hummingbird  Capital,  LLC, a Delaware limited liability  company,
Hummingbird  Concentrated  Fund,  L.P., a Delaware limited  partnership,  Summit
Street  Value  Fund,  L.P.,  a  Delaware  limited  partnership,   Summit  Street
Management,  LLC, a Delaware limited liability  company,  Summit Street Capital,
LLC, a Delaware limited  liability  company,  Monarch Activist  Partners L.P., a
Delaware  limited  partnership,  Chadwick  Capital  Management,  LLC, a Delaware
limited liability company, Sohail Malad, an individual, Arthur T. Williams, III,
an  individual,   Jennifer  A.  Wallace,  an  individual,  Paul  D.  Sonkin,  an individual,  and James Chadwick,  an individual,  (the foregoing individuals and entities being collectively  referred to herein as the "INVESTOR GROUP") and, on the other hand, Meade Instruments Corp. (the "COMPANY"), a Delaware corporation.

      WHEREAS,  Hummingbird Value Fund, L.P.,  provided notice in a letter dated
May 10, 2006 of its intent to nominate  Paul D.  Sonkin and James  Chadwick  for election to the Meade Board of Directors  (the  "BOARD") at the  Company's  2006
Annual Meeting of  Stockholders  (the "2006 ANNUAL  MEETING") and,  further,  to submit two  proposals  to be acted upon at the 2006 Annual  Meeting to amend the
Company's  Certification of Incorporation,  as amended, and Amended and Restated
Bylaws to: (i) declassify the composition of the Company's Board; and (ii) allow for cumulative voting in the election of directors;

      WHEREAS, in letters dated May 17, 2006 and May 23, 2006, Hummingbird Value
Fund, L.P. requested pursuant to Section 220 of the Delaware General Corporation
Law to inspect  certain of the  Company's  books,  records  and  documents  (the
"DEMAND LETTERS"); and

      WHEREAS,  the  Company and the  Investor  Group have  determined  that the interests of the Company and its  stockholders  would be best served by avoiding the substantial expense, disruption and adverse publicity of a dispute regarding the aforesaid nominations and proposals;

      NOW,  THEREFORE,  in  consideration  of the  foregoing  premises  and  the respective  representations,  warranties,  covenants,  agreements and conditions hereinafter set forth,  and,  intending to be legally bound hereby,  the parties hereby agree as follows:

      1. NEW DIRECTORS; 2006 ANNUAL MEETING; RELATED MATTERS.

            (a) In  accordance  with the  Company's  Bylaws and  pursuant to the
Board's written consent attached hereto as Exhibit A, effective  concurrent with the execution of this Agreement,  the Board shall adopt a resolution to increase the size of the Board by two (2)  directors  and fill the newly created seats by appointing  (i) Paul D.  Sonkin as a Class II director to the Board and he shall remain on the Board until the 2006 Annual  Meeting,  or until his  successor has been duly elected and qualified and (ii) James  Chadwick as a Class III director to the Board and he shall remain on the Board until the Company's Annual Meeting of  Stockholders  in 2007,  or until his  successor  has been duly  elected  and qualified,  which  individuals  hereby consent to their appointment to the Board

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 27 of 52 Pages
-----------------------                                  -----------------------

and future  nomination as  contemplated  by this  Paragraph  and Paragraph  2(a)
below.  In addition,  the Company  shall cause to be nominated for election as a director to the Board Paul D. Sonkin as a candidate of the Company as a Class II director at the 2006 Annual  Meeting and he shall  remain on the Board until the
Company's  Annual Meeting of  Stockholders  in 2009 (subject to the approval and implementation  of the  Declassification  Proposal (as defined below),  in which case until the 2007 Annual Meeting of Stockholders),  or until his successor has been duly  elected  and  qualified.  The  Company  shall  publicly  support  and recommend  that the  Company's  shareholders  vote to elect Paul D.  Sonkin as a
Class II director at the 2006 Annual Meeting.

            (b) In  accordance  with the  Company's  Bylaws and  pursuant to the
Board's written consent attached hereto as Exhibit A, effective  concurrent with the  execution of this  Agreement,  the Company shall submit a resolution to the stockholders  at the 2006 Annual Meeting to declassify  the Company's  Board and provide  for  the  annual  election  of  all  directors  (the  "DECLASSIFICATION
PROPOSAL"),  the first of such annual  elections to take place at the  Company's
2007 Annual Meeting of Stockholders (the "2007 ANNUAL  MEETING").  In connection therewith, the Company agrees to vote all shares which it is entitled to vote or shares which it has control over, including, without limitation, all unallocated shares  in  the  Company's  Employee  Stock  Ownership  Plan,  in  favor  of the
Declassification Proposal and in favor of Paul D. Sonkin's election to the Board at the 2006 Annual Meeting.

            (c) The Investor Group hereby  withdraws (i) its nominations of Paul
D. Sonkin and James Chadwick (and any  substitutions  for such  individuals) for election  to the  Board at the 2006  Annual  Meeting  and (ii) each of the other proposals set forth in the  Hummingbird  Value Fund,  L.P.  notice dated May 10,
2006 (the "NOTICE") and any other stockholder  proposal with respect to the 2006
Annual  Meeting.  The  Investor  Group will  promptly  file an  amendment to the
Schedule  13D (as  defined  herein),  reporting  the entry into this  Agreement, amending applicable items to conform to its obligations  hereunder and appending this  Agreement and the Press  Release (as  hereinafter  defined)  issued by the
Investor Group as exhibits  thereto.  The Schedule 13D amendment to be filed may also, in the sole discretion of the Investor  Group,  terminate the group filing of the Investor  Group,  which shall not affect the obligation of each signatory hereto to continue to be bound by the terms hereof.

            (d) The  Investor  Group  hereby  withdraws  its  request to inspect certain of the Company's books, records and documents as set forth in the Demand
Letters.

            (e) The members of the Investor  Group and their  Affiliates,  shall vote,  and  shall use  their  commercially  reasonable  efforts  to cause  their respective  Associates  (as  defined in Section  11  hereof)  including  but not limited to those Associates identified in the Schedule 13D filed by the Investor
Group with the SEC on May 26, 2006, as amended (the  "SCHEDULE  13D"),  to vote, all Voting  Securities (as defined in Section 11 hereof) which they are entitled to vote at the 2006 Annual Meeting:  (i) in favor of the election of each of the candidates on the Company  Nominated Slate to the Board; (ii) in accordance with the recommendation of the Board with respect to the ratification of auditors (if applicable);  (iii) in  accordance  with the  recommendation  of the Board  with
respect  to  the  Declassification   Proposal;   (iv)  in  accordance  with  the
recommendation  of the  Board  with  respect  to a  proposal  to  eliminate  the reference  to  Series  A and  Series  B stock in the  Company's  Certificate  of
Incorporation;  and (v) in accordance with the  recommendation  of the Company's

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 28 of 52 Pages
-----------------------                                  -----------------------

Board with respect to any proposal made by any stockholder.  The only matters to be acted upon at the 2006 Annual  Meeting  will be the  proposals  described  in clauses (i),  (ii),  (iii) and (iv) of this Section  1(e),  provided,  proposals validly  submitted by shareholders  pursuant to Rule 14a-8 promulgated under the
Securities  Exchange Act of 1934, as amended,  or the Company's  Bylaws,  and in compliance with such respective provisions, may be acted upon at the 2006 Annual meeting to the extent  required.  To date, the Company  represents  that no such proposals have been submitted.

       2. ELECTION OF DIRECTORS: 2007 ANNUAL MEETING; RELATED MATTERS

            (a)  The  Company  shall  cause  to be  nominated  for  election  as directors to the Board at the 2007 Annual Meeting each of the existing directors whose terms are scheduled to expire at the 2007 Annual Meeting including Paul D.
Sonkin and James  Chadwick,  to the extent their terms expire at the 2007 Annual
Meeting.  To the extent that (i) Mr.  Sonkin  declines to stand for  reelection,
Hummingbird Management,  LLC may designate a replacement candidate,  and/or (ii)
Mr. Chadwick declines to stand for reelection,  Chadwick Capital Management, LLC may  designate a  replacement  candidate,  and the  Nominating  Committee  shall include such replacement candidates on the Company's slate of director nominees, provided  that the  majority  of the  Board or the  majority  of the  Nominating
Committee approve the nomination of the replacement candidate(s), which approval will not be  unreasonably  withheld.  To the extent  that  directors  other than
Sonkin  and  Chadwick  decline  to stand  for  reelection,  then the  Nominating
Committee  shall  designate  replacement  candidates.  The slate of directors so nominated  shall be referred to as the  "Company  Nominated  Slate." The Company will publicly  support and recommend  that the  Company's  stockholders  vote to elect the Company Nominated Slate to the Board.

            (b) The members of the Investor  Group and their  Affiliates,  shall vote,  and  shall use  their  commercially  reasonable  efforts  to cause  their respective  Associates  (as  defined in Section  11  hereof)  including  but not limited to those Associates  identified in the Schedule 13D, to vote, all Voting
Securities  (as defined in Section 11 hereof) which they are entitled to vote at the 2007 Annual Meeting:  (i) in favor of the election of each of the candidates on the  Company  Nominated  Slate  to the  Board;  (ii) in  accordance  with the recommendation  of the Board with  respect to the  ratification  of auditors (if applicable);  and (iii) in accordance with the  recommendation  of the Company's
Board with respect to any proposal made by any stockholder.

            (c) Except to the extent permitted in Sections 2(a), 2(b) and 3, the
Investor Group shall not nominate directors or propose any other business at the
2007 Annual Meeting.

            (d) The 2007  Annual  Meeting  shall be held no later than August 1,
2007.

      3. TERMINATION  DATE. This Agreement shall remain in full force and effect and  shall be  fully  binding  on the  parties  hereto  in  accordance  with the provisions  hereof until the  conclusion of the 2007 Annual  Meeting;  PROVIDED,
HOWEVER,  that if  either  (i)  the  majority  of  stockholders  do not  vote to declassify  the  Company's  Board at the 2006 Annual  Meeting and all  directors terms do not expire at the 2007 Annual Meeting,  (ii) the 2006 Annual Meeting is
not held and  completed  by November 30, 2006 or (iii) the Company has not filed its Annual  Report on Form 10-K for the twelve  months  ended  February 28, 2006
("2006 Annual  Report") with the Securities  and Exchange  Commission by October

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 29 of 52 Pages
-----------------------                                  -----------------------

31, 2006,  the  Termination  Date shall be deemed to be April 30, 2007.  Nothing contained  in this  Agreement  shall limit any member of the  Investor  Group or their  Associates  or  Affiliates  from  taking  any  of the  actions  otherwise prohibited  in this  Agreement in  connection  with any meeting of the Company's stockholders in 2007 in the event the Termination Date is deemed to be April 30,
2007,   including  without  imitation,   nominating   directors,   requesting  a
stockholder list and related information, making public filings or announcements or taking any other action, in each case, related to the solicitation of proxies at any 2007 meeting of the Company's  stockholders if such action occurs no more than two weeks prior to the earliest date on which a stockholder is permitted to give  effective  notice of its intention to nominate  candidates for election at any 2007 meeting of the Company's stockholders.

      4. STANDSTILL.

            (a) So long as the Company has not  breached  this  Agreement,  each member of the Investor Group and their  Affiliates  severally,  and not jointly, agrees  that during the period  commencing  on the date hereof and ending on the
Termination  Date,  without the prior written consent of the Board  specifically expressed  in a written  resolution  adopted  by a  majority  vote of the entire
Board,  he, she or it will not, and will cause each of his, her or its officers, agents and other  Persons  acting on his, her or its behalf not to, and will use commercially  reasonable efforts to cause his, her or its respective  Associates
(as defined in Section 11 hereof)  including but not limited to those Associates identified in the Schedule 13D not to:

             (i) engage, or in any way participate,  directly or indirectly,  in any "solicitation" (as such term is defined in Rule 14a-1(l)  promulgated by the
SEC under the Exchange  Act) of proxies or consents  (whether or not relating to the election or removal of directors), advise, encourage or influence any Person
(as  defined  in Section  11  hereof)  with  respect to the voting of any Voting
Securities with respect to the 2006 Annual Meeting or the 2007 Annual Meeting in
a manner that is  inconsistent  with the terms of this  Agreement;  or otherwise
"solicit" (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act)  stockholders  of the Company for the approval of  stockholder proposals  whether  made  pursuant  to  Rule  14a-8  or  Rule  14a-4  or  exempt solicitations  pursuant to Rule 14a-2(b)(1) Rule 14a-2(b)(2)  under the Exchange
Act or  otherwise  induce or  encourage  any other  Person to initiate  any such stockholder proposal;

             (ii) form,  join or in any way  participate in any "group"  (within the meaning of Section  13(d)(3) of the Exchange Act) with respect to any Voting
Securities,  other than a "group" that includes all or some lesser number of the
Persons  identified  as  "Reporting  Persons" in the Schedule  13D, but does not include any other members who are not currently identified as Reporting Persons;

             (iii)  other than as  previously  disclosed  in the  Schedule  13D, deposit  any  Voting  Securities  in any  voting  trust or  subject  any  Voting
Securities  to any  arrangement  or agreement  with respect to the voting of any
Voting Securities, except as expressly set forth in this Agreement;

             (iv)  enter  into any  arrangements,  understanding  or  agreements
(whether  written or oral) with, or advise,  finance,  assist or encourage,  any other Person in connection with any of the foregoing,  or make any investment in

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 30 of 52 Pages
-----------------------                                  -----------------------

or enter into any arrangement with, any other Person that engages,  or offers or proposes to engage, in any of the foregoing;

             (v) request the Company or its advisers, directly or indirectly, to amend or waive any of the provisions of this Agreement, except for amendments or waivers not of a material nature;

             (vi) take any initiative  with respect to the Company or any of its subsidiaries  which involves making a public  announcement or that could require the Company or any of its subsidiaries to make a public  announcement  regarding such  initiative  or  any  of  the  activities  referred  to  in  any  of  these subparagraphs (i) through (vi); or

             (vii)   take  or  cause  or  induce   others  to  take  any  action
inconsistent with any of the foregoing.

         (b) It is understood and agreed that the foregoing  shall not be deemed to prohibit  any of the members of the Investor  Group who are  directors of the
Company  from  engaging  in any lawful acts in the  exercise of their  fiduciary duties as directors of the Company.

      5. RELEASE.

            (a) Other than for any breach of the provisions of this Agreement by the Company,  the Investor  Group hereby  agrees for the benefit of the Company, and each officer, director,  stockholder,  agent, affiliate, employee, attorney, assigns,  predecessor,  and  successor,  past and  present,  of the Company (the
Company and each such person being a "COMPANY RELEASED PERSON") as follows:  The
Investor  Group,  for  themselves and for their  members,  officers,  directors, assigns,  agents,  and  successors,  past and present,  hereby agree and confirm that,  effective  from  and  after  the  date of  this  Agreement,  they  hereby acknowledge  full and  complete  satisfaction  of, and  covenant not to sue, and forever fully release and discharge  each Company  Released  Person of, and hold each  Company  Released  Person  harmless  from,  any  and all  rights,  claims, warranties,  demands, debts, obligations,  liabilities,  costs, attorneys' fees, expenses,  suits,  losses,  and  causes  of  action  ("CLAIMS")  of  any  nature whatsoever,  whether  known or unknown,  suspected  or  unsuspected,  arising in respect of or in connection with any Schedule 13D or proxy filings made prior to the date  hereof or in  respect  of or in  connection  with the  nomination  and election of directors at the 2006 Annual Meeting,  the other proposals contained in the Notice,  or the  nomination  and election of directors at the 2007 Annual
Meeting,  occurring  any time or  period of time on or prior to the date of this
Agreement (including the future effects of such occurrences, conditions, acts or omissions).

            (b) Other than for any breach of the provisions of this Agreement by any member of the Investor  Group,  the Company hereby agrees for the benefit of the Investor Group,  and each member,  officer,  director,  stockholder,  agent, affiliate,  employee,  attorney,  assign,  predecessor,  and successor, past and present,  of the Investor Group (the Investor Group and each such person being a
"INVESTOR GROUP RELEASED  PERSON") as follows:  The Company,  for itself and for its officers,  directors,  assigns,  agents,  and successors,  past and present, hereby  agrees  and  confirms  that,  effective  from and after the date of this
Agreement,  it  hereby  acknowledges  full and  complete  satisfaction  of,  and covenants not to sue, and forever fully  releases and  discharges  each Investor
Group Released  Person of, and hold each Investor Group Released Person harmless

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 31 of 52 Pages
-----------------------                                  -----------------------

from,  any and all rights,  claims,  warranties,  demands,  debts,  obligations, liabilities,  costs,  attorneys' fees,  expenses,  suits,  losses, and causes of action ("CLAIMS") of any nature whatsoever,  whether known or unknown, suspected or unsuspected,  arising in respect of or in connection with any Schedule 13D or proxy  filings  made prior to the date hereof or in respect of or in  connection with the  nomination and election of directors at the 2006 Annual  Meeting,  the other  proposals  contained  in the Notice,  or the  nomination  and election of directors at the 2007 Annual Meeting, occurring any time or period of time on or prior  to the date of this  Agreement  (including  the  future  effects  of such occurrences, conditions, acts or omissions).

      6.  REPRESENTATIONS  AND  WARRANTIES  OF THE INVESTOR  GROUP.  Each of the
members  of the  Investor  Group  severally,  and not  jointly,  represents  and warrants as follows:

            (a) Each member of the Investor Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

            (b) This Agreement has been duly and validly  authorized,  executed, and  delivered by each member of the  Investor  Group,  constitutes  a valid and binding obligation and agreement of each such member, and is enforceable against each such member in accordance with its terms.

            (c)  The  members  of  the  Investor  Group,   together  with  their
Affiliates and Associates,  beneficially own, directly or indirectly,  as of the date hereof,  an  aggregate of in excess of 4,004,576  shares of Common Stock of the Company as set forth in SCHEDULE A attached hereto which  constitutes all of the Voting  Securities of the Company  beneficially  owned by the members of the
Investor Group and their Affiliates and Associates.

            (d) The  execution,  delivery and  performance  of this Agreement by each member of the Investor Group does not and will not violate or conflict with
(i) any law, rule,  regulation,  order,  judgment or decree applicable to it, or
(ii) result in any breach or violation  of or  constitute a default (or an event which  with  notice or lapse of time or both could  become a  default)  under or pursuant  to, or result in the loss of a  material  benefit  under,  or give any
right  of  termination,   amendment,   acceleration  or  cancellation   of,  any
organizational  document,  agreement,  contract,  commitment,  understanding  or arrangement to which such member is a party or by which it is bound.

            (e) No consent, approval, authorization, license or clearance of, or filing or  registration  with,  or  notification  to,  any  court,  legislative, executive or regulatory  authority or agency is required in order to permit such member to perform such member's  obligations  under this  Agreement,  except for such as have been obtained.

      7.  REPRESENTATIONS  AND  WARRANTIES  AND  COVENANTS OF THE  COMPANY.  The
Company hereby represents and warrants as follows:

            (a) The Company has the  corporate  power and  authority to execute, deliver  and  carry  out the  terms  and  provisions  of this  Agreement  and to consummate the transactions contemplated hereby.

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 32 of 52 Pages
-----------------------                                  -----------------------

            (b) This  Agreement has been duly and validly  authorized,  executed and  delivered by the Company,  constitutes a valid and binding  obligation  and agreement of the Company,  and is enforceable  against the Company in accordance with its terms.

            (c) The execution, delivery and performance of this Agreement by the
Company  does not and will  not  violate  or  conflict  with (i) any law,  rule, regulation,  order,  judgment or decree  applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the  loss of a  material  benefit  under,  or give  any  right  of  termination,
amendment,   acceleration  or  cancellation  of,  any  organizational  document, agreement,  contract,  commitment,  understanding  or  arrangement  to which the
Company is a party or by which it is bound.

            (d) No consent, approval, authorization, license or clearance of, or filing or  registration  with,  or  notification  to,  any  court,  legislative, executive or  regulatory  authority or agency is required in order to permit the
Company to perform its obligations under this Agreement, except for such as have been obtained.

            (e) The Company  shall (i)  prepare and file its 2006 Annual  Report with  the  Securities  and  Exchange  Commission  no  later  than is  reasonably practicable and (ii) prepare,  file with the Securities and Exchange  Commission and  distribute  to  stockholders  a  proxy  statement  which  conforms  to  all securities laws and complies with the terms and conditions of this Agreement and hold its 2006 Annual Meeting no later than is reasonably practicable.

            (f) On or prior to the 2007 Annual  Meeting,  the Company  shall not amend its Bylaws to: (i) modify any of the terms or  conditions,  including  the number of  directors to be greater  than nine (9), of Section  3.02(a)  (Number,
Classes,  Terms of Office); (ii) modify any of the material terms or conditions, including the timing  conditions,  of Section 2.13 (Shareholder  Proposals);  or
(iii)  modify  any  of  the  material  terms  or  conditions,  including  timing conditions,  of Section 2.14 (Notice of  Stockholder  Nominees)  except with the consent  of  either  Paul D.  Sonkin  or  James  Chadwick,  or  either  of their successors elected pursuant to Section 2(a) above.

      8. SPECIFIC PERFORMANCE. Each of the members of the Investor Group, on the one hand,  and the  Company,  on the other  hand,  acknowledges  and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions  of this  Agreement  were not  performed  in  accordance  with  their specific  terms or were  otherwise  breached  and that such injury  would not be adequately  compensable in damages. It is accordingly agreed that the members of the Investor  Group,  on the one hand,  and the Company,  on the other hand (the
"MOVING  PARTY"),  shall  each be  entitled  to  specific  enforcement  of,  and injunctive  relief to prevent any  violation  of, the terms hereof and the other party hereto will not take action, directly or indirectly,  in opposition to the
Moving Party  seeking such relief on the grounds that any other remedy or relief is  available  at law or in equity.  The Company and each member of the Investor
Group hereby agree to waive any requirements relating to the securing or posting of any bond in connection with seeking any remedy hereunder.

----------------------                                  -----------------------
CUSIP No. 583062104                   13D                    Page 33 of 52 Pages
-----------------------                                  -----------------------

         9. PRESS RELEASE.  As soon as  practicable  following the execution and delivery of this Agreement,  the Company and the Investor Group shall each issue the  respective  press  releases  attached  hereto  as  Exhibit  B  (the  "PRESS
RELEASE").  None of the parties hereto will prior to the  Termination  Date make any  public  statements  (including  in any  filing  with  the SEC or any  other regulatory  or  governmental  agency,  including  any stock  exchange)  that are inconsistent with, or otherwise contrary to, the statements in the Press Release
issued  pursuant  to  this  Section  9,  unless   otherwise   required  by  law.
Notwithstanding  the  foregoing,  following the date hereof,  the members of the
Investor  Group,  including  their  Affiliates,  shall not,  and shall use their commercially  reasonable  efforts to cause their  respective  Associates to not, prior to the  Termination  Date  issue or cause  the  publication  of any  press release  or other  public  announcement  with  respect  to this  Agreement,  the
Company,  its  management or the Board or the Company's  business  without prior written consent of the Board, provided, however, that the Investor Group may (i)
file a new Schedule 13D or an  amendment  or  amendments  to the Schedule 13D in accordance with Section 1(c) of this Agreement or as otherwise  required by law,
(ii) make other  filings as  required  by law,  (iii) make any  announcement  or communication  that is  consistent  with its  obligations  pursuant to Section 4 hereof, including,  without limitation, any public announcements or positions as it deems  appropriate  to the extent the Company or a stockholder of the Company makes a public announcement  regarding an extraordinary  transaction of any kind or nature  involving the Company.  The foregoing shall not be deemed to prohibit any of the members of the Investor  Group who are  directors of the Company from engaging  in any  lawful  acts in the  exercise  of their  fiduciary  duties  as directors of the Company.

      10. NO WAIVER.  All waivers of this  Agreement  shall be in  writing.  Any waiver by either the Representative (as hereinafter defined) or the Company of a breach of any provision of this  Agreement  shall not operate as or be construed to be a waiver of any other  breach of such  provision  or of any  breach of any other provision of this Agreement.  The failure of either the  Representative or the Company to insist upon strict adherence to any term of this Agreement on one or more occasions  shall not be considered a waiver or deprive that party of the right  thereafter to insist upon strict adherence to that term or any other term of this Agreement.

      11. CERTAIN DEFINITIONS.  As used in this Agreement, (a) the term "Person"
shall mean any individual,  partnership,  corporation,  group, syndicate, trust, government or agency, or any other organization,  entity or enterprise;  (b) the terms  "Affiliates" and  "Associates"  shall have the meanings set forth in Rule
12b-2 under the Exchange Act and shall include Persons who become  Affiliates or
Associates of any Person subsequent to the date hereof; and (c) the term "Voting
Securities"  shall mean any  securities  of the Company  entitled to vote in the election  of  directors  of the  Company,  or  securities  convertible  into  or exercisable or exchangeable for such  securities,  whether or not subject to the passage of time or other contingencies.

      12. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any right, interest or obligation  hereunder  may be assigned by any party hereto  without the prior written  consent of the other  parties  hereto and any  attempt to do so will be void. Subject to the preceding sentence,  this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their  respective successors and assigns.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 34 of 52 Pages
-----------------------                                  -----------------------

      13.  ENTIRE  AGREEMENT;  AMENDMENTS.  This  Agreement  contains the entire understanding  of the parties hereto with respect to its subject  matter.  There
are  no  restrictions,   agreements,  promises,   representations,   warranties,
covenants or  undertakings  other than those  expressly set forth  herein.  This
Agreement may be amended,  modified or waived only by a written  instrument duly executed by the parties hereto or their respective successors or assigns.

      14.  HEADINGS.  The section  headings  contained in this Agreement are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

      15. NOTICES. All notices,  demands and other communications to be given or delivered  under or by reason of the  provisions of this  Agreement  shall be in writing and shall be deemed to have been given (a) when  delivered by hand (with written  confirmation  of  receipt),  (b)  upon  sending  if sent by  e-mail  or facsimile,  with electronic confirmation of sending;  provided,  however, that a copy is sent on the same day by registered mail,  return receipt  requested,  in each case to the appropriate mailing and e-mail or facsimile addresses set forth below (or to such other mailing,  facsimile and e-mail  addresses as a party may designate by notice to the other parties in accordance with this provision), (c)
upon receipt,  after being sent by a nationally  recognized overnight carrier to the addresses set forth below (or to such other mailing addresses as a party may designate by notice to the other parties in accordance  with this Section 15) or
(d) when actually delivered if sent by any other method that results in delivery
(with written confirmation of receipt):

      If to the Company:

Meade Instruments Corp.
6001 Oak Canyon
Irvine, CA 92618
Attn: Corporate Secretary

      with a copy to:

O'Melveny & Myers LLP
610 Newport Center Drive, 17th Floor
Newport Beach, CA 92660
Attn: Jay Herron, Esq.
Telecopy: (949) 823-6994
Email: JHERRON@OMM.COM

      If to the Investor Group:

Paul D. Sonkin
c/o Hummingbird Value Fund, L.P.
460 Park Avenue - 12th Floor
New York, New York 10022

      with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 35 of 52 Pages
-----------------------                                  -----------------------

New York, New York 10022
Attn: Steven Wolosky, Esq.

or to such  other  address  as the  Person  to whom  notice  is  given  may have previously furnished to the others in writing in the manner set forth above.

      16.  GOVERNING LAW. This Agreement  shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without  reference to the conflict of laws principles thereof.  Each party hereto agrees, on behalf of  itself  and its  Affiliates  and  Associates,  that  any  actions,  suits or proceedings  arising out of or relating to this  Agreement  or the  transactions contemplated  hereby will be brought solely and exclusively in the courts of the
State of Delaware  and/or the courts of the United States of America  located in the State of Delaware (and the parties agree not to commence any action, suit or proceeding  relating  thereto  except in such courts),  and further  agrees that service of any process,  summons,  notice or document by U.S. registered mail to the  respective  addresses set forth in Section 15 will be effective  service of process for any such action, suit or proceeding brought against any party in any such court.  Each party,  on behalf of itself and its Affiliates and Associates, irrevocably and  unconditionally  waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts of the State of Delaware or the United States of America located in the State of Delaware,  and hereby further irrevocably and unconditionally  waives  and agrees not to plead or claim in any such court that any such action,  suit or proceeding  brought in any such court has been brought in any  inconvenient  forum.  Any judgment  rendered by a Delaware  court may be enforced in any other jurisdiction in the United States. Nothing in this Section
16 shall prevent any of the parties  hereto from enforcing its rights under this
Agreement  or  shall  impose  any  limitation  on any of the  parties  or  their respective past,  present or future general partners,  directors,  officers,  or employees in defending any claim, action, cause of action, suit,  administrative action or proceeding of any kind,  including,  without limitation,  any federal, state or other  governmental  proceeding of any kind,  against any of them.  The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law.

      17. COUNTERPARTS.  This Agreement may be executed in counterparts, each of which shall be an original,  but all of which together shall  constitute one and the same Agreement.

      18. SEVERABILITY.  If any term, provision, covenant or restriction of this
Agreement is held by a court of competent  jurisdiction  to be invalid,  void or
unenforceable,   the   remainder  of  the  terms,   provisions,   covenants  and
restrictions  of this Agreement  shall remain in full force and effect and shall in no way be affected,  impaired or  invalidated.  It is hereby  stipulated  and declared to be the intention of the parties that the parties would have executed the remaining terms,  provisions,  covenants and restrictions  without including any of such which may be hereafter declared invalid,  void or unenforceable.  In addition, the parties agree to use all commercially  reasonable efforts to agree upon and  substitute  a valid  and  enforceable  term,  provision,  covenant  or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

      19. LITIGATION  EXPENSES.  In the event of any litigation among any of the parties  hereto  concerning  this  Agreement  or the  transactions  contemplated

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 36 of 52 Pages
-----------------------                                  -----------------------

hereby,   the  prevailing   party  in  such  litigation  shall  be  entitled  to
reimbursement  from the party opposing such  prevailing  party of all reasonable attorneys' fees and costs incurred in connection therewith.

      20. NO ADMISSION.  Nothing  contained herein shall constitute an admission by any party hereto of liability or wrongdoing.  The  obligations of the members of the  Investor  Group  hereunder  shall be several and not joint.  The Company acknowledges and agrees that in no event shall the Other Reporting  Persons,  as defined in the  Schedule  13D, be obligated or liable with respect to any of the matters set forth in this Agreement.

      21. REIMBURSEMENT OF EXPENSES.  Upon the execution of this Agreement,  the
Company shall  reimburse the Investor  Group for all their  reasonable  fees and expenses incurred in connection with its Schedule 13D filings,  submitting their nominees and  stockholder  proposals for the 2006 Annual Meeting to the Company, and all other  related  matters,  and for the  review  and  negotiation  of this
Agreement,   provided  such  reimbursement  shall  not  exceed  $32,500  in  the aggregate.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 37 of 52 Pages
-----------------------                                  -----------------------

      IN WITNESS WHEREOF,  and intending to be legally bound hereby, each of the undersigned  parties has executed or caused this Agreement to be executed on the date first above written.

MEADE INSTRUMENTS CORP.

BY: /s/ Steven L. Muellner
    -----------------------------
    Name: Steven L. Muellner
    Title:   CEO and President

HUMMINGBIRD VALUE FUND, L.P.

By: /s/ Paul D. Sonkin
    -----------------------------
    Name: Paul D. Sonkin
    Title:

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
    -----------------------------
    Name: Paul D. Sonkin
    Title:

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By: /s/ Paul D. Sonkin
    -----------------------------
    Name: Paul D. Sonkin
    Title:

HUMMINGBIRD CAPITAL, LLC

By: /s/ Paul D. Sonkin
    -----------------------------
    Name: Paul D. Sonkin
    Title:

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 38 of 52 Pages
-----------------------                                  -----------------------

HUMMINGBIRD CONCENTRATED FUND, L.P.

By: /s/ Paul D. Sonkin
    -----------------------------
    Name: Paul D. Sonkin
    Title:

SUMMIT STREET VALUE FUND, L.P.

By: /s/ Jennifer A. Wallace
    -----------------------------
    Name: Jennifer A. Wallace
    Title: Managing Member

SUMMIT STREET MANAGEMENT, LLC

By: /s/ Jennifer A. Wallace
    -----------------------------
    Name: Jennifer A. Wallace
    Title: Managing Member

SUMMIT STREET CAPITAL, LLC

By: /s/ Jennifer A. Wallace
    -----------------------------
    Name: Jennifer A. Wallace
    Title: Managing Member

MONARCH ACTIVIST PARTNERS, L.P.

By: /s/ James M. Chadwick
    -----------------------------
    Name: James M. Chadwick
    Title: Managing Partner

CHADWICK CAPITAL MANAGEMENT, LLC

By: /s/ James M. Chadwick
    -----------------------------
    Name: James M. Chadwick
    Title: Managing Partner

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 39 of 52 Pages
-----------------------                                  -----------------------

By: /s/ Paul D. Sonkin
    -----------------------------
    Paul D. Sonkin

By: /s/ James Chadwick
    -----------------------------
    James Chadwick

By: /s/ Arthur T. Williams, III
    -----------------------------
    Arthur T. Williams, III

By: /s/ Jennifer A. Wallace
    -----------------------------
    Jennifer A. Wallace

By: /s/ Sohail Malad
    -----------------------------
    Sohail Malad

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 40 of 52 Pages
-----------------------                                  -----------------------

                                   SCHEDULE A

                   Beneficial Ownership of the Investor Group

--------------------------------------------------------------------------------

                Investor Group                           Beneficial Ownership
                --------------                           --------------------
--------------------------------------------------------------------------------

       Hummingbird Management, LLC                              2,862,374
       Hummingbird Capital, LLC
       Hummingbird Value Fund, L.P.
       Hummingbird Microcap Value Fund, L.P.
       Hummingbird Concentrated Fund, L.P.
       Paul D. Sonkin

--------------------------------------------------------------------------------
       Summit Street Management, LLC                              574,989
       Summit Street Capital, LLC
       Summit Street Value Fund, L.P.
       Jennifer A. Wallace
       Arthur T. Williams, III

--------------------------------------------------------------------------------
       Chadwick Capital Management LLC                            567,213
       Monarch Activist Partners, L.P.
       Sohail Malad
       James M. Chadwick

--------------------------------------------------------------------------------

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 41 of 52 Pages
-----------------------                                  -----------------------

                                    EXHIBIT A

                            UNANIMOUS WRITTEN CONSENT
                                     OF THE
                               BOARD OF DIRECTORS
                                       OF
                            MEADE INSTRUMENTS CORP.,
                             a Delaware corporation

         The undersigned, constituting all of the directors of Meade Instruments
Corp.,  a Delaware  corporation  (this  "Corporation"),  acting  pursuant to the authority  of  Section  141(f) of the  General  Corporation  Law of the State of
Delaware (the "Delaware Code"), hereby consent to the adoption of, and do hereby adopt, the following recitals and resolutions.

         SETTLEMENT AGREEMENT

                  WHEREAS,  the  Board of  Directors  of this  Corporation  (the
         "Board")  deems it  advisable  and to be in the best  interests of this
         Corporation  and its  stockholders  to enter into a certain  Settlement
         Agreement  by and  among the  Corporation  and the  Investor  Group (as defined therein) (the "Settlement  Agreement") in the form submitted to the Board and  attached  hereto as Exhibit A,  relating to, among other things, the election of Paul D. Sonkin and James Chadwick to the Board;

                  NOW,  THEREFORE,  BE IT  RESOLVED,  that the  form,  terms and provisions of such Settlement Agreement are hereby approved, authorized and adopted in all respects;

                  RESOLVED  FURTHER,  that any of the  officers or agents of the
         Corporation,  and each of them,  are hereby  authorized,  directed  and empowered,  for and on behalf of and in the name of the  Corporation to enter  into  and  perform  the  Settlement  Agreement  and any  actions contemplated thereby at this time or at any other time, as they, or any of them, may see fit.

         AMENDMENTS TO AMENDED AND RESTATED BYLAWS

                  RESOLVED,  that,  effective  upon  the  effectiveness  of  the amendments to the Certificate of  Incorporation of the Corporation (the
         "Certificate of  Incorporation")  (as described below), the Amended and
         Restated  Bylaws of the  Corporation  (the "Bylaws") are hereby amended by:

                  (i)      deleting  the fourth  sentence of Section  3.02(a) of
                           ARTICLE  III  of  the  Bylaws  in  its  entirety  and
                           inserting the following in lieu thereof:

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 42 of 52 Pages
-----------------------                                  -----------------------

                  "Except  as   otherwise   provided  in  the   Certificate   of
                  Incorporation,  each director  shall serve for a one-year term
                  until  the  next  annual  meeting  of   stockholders   of  the
                  Corporation   or  until   each   director's   earlier   death,
                  resignation or removal."

                  (ii)     deleting the last sentence of Section 3.03 of ARTICLE
                           III of the Bylaws in its entirety and  inserting  the
                           following in lieu thereof:

                  "The  election  of  directors  is  subject  to any  provisions
                  contained  in  the  Certificate  of   Incorporation   relating
                  thereto, including provisions for no cumulative voting."

                  RESOLVED  FURTHER,  that the Secretary of this  Corporation is authorized  and  directed to execute a  certificate  of the adoption of said amendments to the Bylaws, to enter said amendments as so certified in the Minute Book of this  Corporation  and to see that a copy of said amendments  are kept at the principal  executive or business  office of this Corporation.

         EXPANSION OF THE BOARD AND ELECTION OF DIRECTORS TO FILL VACANCIES

                  WHEREAS,  the Board  deems it to be in the best  interests  of this  Corporation and its  stockholders to amend the Bylaws to increase the authorized  number of directors of this  Corporation  from seven to nine, effective as of the date hereof;

                   WHEREAS,  it has been proposed by the Board of Directors that each of Paul D.  Sonkin and James  Chadwick be elected as a director of this  Corporation to fill the vacancies  resulting from the increase in the  authorized  number of  directors  on the Board,  with Mr.  Paul D.
         Sonkin to serve as a Class II director until the 2006 Annual Meeting of
         Stockholders  and  with Mr.  James  Chadwick  to  serve as a Class  III director until the 2007 Annual Meeting of Stockholders,  and until each of their respective successors has been duly elected and qualified.

                  NOW,  THEREFORE,  BE IT RESOLVED,  that the second sentence of
         Section  3.02(a) of the  Bylaws be  amended,  effective  as of the date hereof,  to read in full as  follows:  "The exact  number of  directors shall be nine (9) until changed,  within the limits specified above, by resolution, duly approved by the Board of Directors."

                  RESOLVED  FURTHER,  that the Secretary of this  Corporation is authorized  and  directed to execute a  certificate  of the adoption of said amendments to the Bylaws, to enter said amendments as so certified in the Minute Book of this  Corporation  and to see that a copy of said amendments  are kept at the principal  executive or business  office of this Corporation.

                  RESOLVED FURTHER, that, effective as of as of the date hereof, in accordance with Section 3.02 of the Bylaws  effective as of the date hereof,  ARTICLES  V and VI of the  Certificate  of  Incorporation  and
         Section 223 of Delaware  Code,  Paul D. Sonkin is elected as a director of this  Corporation  to serve as a Class II  director  until  the 2006
         Annual Meeting of Stockholders  and until his successor is duly elected and  qualified;  and James  Chadwick  is elected as a director  of this
         Corporation  to serve as a Class III  director  until  the 2007  Annual

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 43 of 52 Pages
-----------------------                                  -----------------------

         Meeting of  Stockholders  and until his  successor  is duly elected and qualified.

         AMENDMENTS TO CERTIFICATE OF INCORPORATION RE ELECTION OF DIRECTORS

                  RESOLVED  that the  Board  hereby  approves  and  declares  it advisable to amend the Certificate of Incorporation by deleting Section
         6.1 of ARTICLE VI of the Certificate of  Incorporation  in its entirety and inserting the following in lieu thereof:

                  "Section 6.1:  Election of Directors.  The directors who shall first  take  office  after the  filing of the  Certificate  of
                  Incorporation of this Corporation (the  "Incorporation  Date")
                  shall serve until the first annual meeting of  stockholders at which directors are elected following the  Incorporation  Date
                  (the "First  Annual  Meeting").  Subject to the  provisions of this Section 6.1 set forth below, the Board of Directors shall be divided into three  classes,  designated  Class I, Class II and Class III. Each class shall  consist,  as nearly as may be possible,  of  one-third  of the  total  number  of  directors constituting  the entire Board of Directors.  Until the annual meeting  of  stockholders  to be held in 2007,  each  director shall serve for a term ending on the date of the third  annual meeting of  stockholders  next following the annual meeting at
                  which  such  director  was  elected,   except  that  directors
                  initially  designated  as Class I directors  shall serve for a term ending on the date of the 1998 annual meeting;  directors initially  designated as Class II directors  shall serve for a term  ending  on the  date of the  1999  annual  meeting;  and directors  initially  designated as Class III directors  shall serve  for a term  ending  on the  date  of  the  2000  annual meeting.  Notwithstanding  the foregoing,  each director shall hold office until such  director's  successor  shall have been duly elected and  qualified or until such  director's  earlier death,  resignation or removal.  If the number of directors is changed prior to the annual meeting of stockholders to be held in 2007, any increase or decrease  shall be apportioned  among the classes as to  maintain  the number of  directors  in each class as nearly  equal as  possible,  but in no event will any increase  in the number of  directors  shorten the term of any incumbent  director.  The terms of office of all directors who are in office  immediately  prior to the  closing of the polls for the election of  directors  at the 2007 annual  meeting of stockholders of the Corporation  shall expire upon the closing of the polls for such  election.  At each  annual  meeting  of
                  stockholders   beginning  with  the  2007  annual  meeting  of
                  stockholders  of the  Corporation,  the directors shall not be classified,  and the directors shall be elected to hold office until the next annual meeting of stockholders  and until their
                  respective   successors  shall  have  been  duly  elected  and
                  qualified or until such director's earlier death,  resignation or removal. Vacancies on the Board of Directors resulting from death,  resignation,  removal or otherwise  and newly  created directorships  resulting  from any  increase  in the number of directors  may be filled solely by a majority of the directors then in office  (although  less  than a  quorum)  or by a sole remaining director."

                  RESOLVED, FURTHER, that the Board hereby approves and declares it advisable  to amend  further the  Certificate  of  Incorporation  by deleting  Section 6.3 of ARTICLE VI of the Certificate of Incorporation
         in its entirety.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 44 of 52 Pages
-----------------------                                  -----------------------

                  RESOLVED, FURTHER, that the stockholders entitled to vote with respect to such amendments to the Certificate of Incorporation consider the amendments to the Certificate of Incorporation;

                  RESOLVED,  FURTHER,  that the Board hereby recommends that the
         stockholders   approve   such   amendments   to  the   Certificate   of
         Incorporation; and

                  RESOLVED,   FURTHER,  that  if  the  Settlement  Agreement  is
         terminated by mutual agreement of all of the parties thereto, the Board
         may  abandon  such   proposed   amendments   to  the   Certificate   of
         Incorporation,  before or after stockholder  approval thereof,  without further action by stockholders  at any time prior to the  effectiveness of such amendments.

         AMENDMENT TO CERTIFICATE OF  INCORPORATION  RE ELIMINATION OF REFERENCE
         TO SERIES A AND SERIES B COMMON STOCK

                  RESOLVED,  that the Board  hereby  approves  and  declares  it advisable to further amend the  Certificate  of  Incorporation  by: (i)
         deleting  Section 4.1 of ARTICLE IV of the Certificate of Incorporation
         in its entirety;  and (ii) deleting the heading "Section 4.2: Preferred
         Stock." in ARTICLE IV of the Certificate of Incorporation;

                  RESOLVED, FURTHER, that the stockholders entitled to vote with respect to such amendments to the Certificate of Incorporation consider the amendments to the Certificate of Incorporation;

                  RESOLVED,  FURTHER,  that the Board hereby recommends that the
         stockholders   approve   such   amendments   to  the   Certificate   of
         Incorporation;

                  RESOLVED,  FURTHER,  that the Board may abandon such  proposed amendments  to  the  Certificate  of  Incorporation,  before  or  after stockholder approval thereof, without further action by stockholders at any time prior to the effectiveness of such amendments.

         2006 Annual Meeting of Stockholders

                  WHEREAS, at a meeting of the Board held on April 19, 2006, the
         Board  adopted  resolutions  concerning  the  2006  Annual  Meeting  of
         Stockholders including setting the record date and meeting date; and

                  WHEREAS,  in  light of the  matters  concerning  the  proposed changes to the Certificate of Incorporation  and nominees (as described below),  the  Corporation's  proxy statement will need to be filed with the  Securities  and  Exchange  Commission  ("SEC") and the  applicable waiting period will need to have expired or any comments  received from the staff of the SEC addressed; and

                  WHEREAS,  the filing of the Corporation's  Report on Form 10-K
         ("Form  10-K") and the  completion  of the  financial  statements to be included therein, as previously  announced,  has been delayed to permit the Audit  Committee  to  review  the  option  grant  practices  of the
         Corporation; and

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 45 of 52 Pages
-----------------------                                  -----------------------

                  WHEREAS,  the  Board  has  determined  that,  in  view  of the foregoing  it is  desirable  to  postpone  the 2006  Annual  Meeting of
         Stockholders and record date for  determination of stockholders of this
         Corporation  entitled  to notice of, and to vote at,  said 2006  Annual
         Meeting of  Stockholders  and at any  adjournment  thereof (the "Record
         Date");

                  NOW, THEREFORE,  BE IT RESOLVED,  that the 2006 Annual Meeting of Stockholders be postponed until such time as this Corporation's Form
         10-K is  filed  with the SEC and  that  such  2006  Annual  Meeting  of
         Stockholders  be held on a date and at a location to be  designated  by the Board at a later date.

                  WHEREAS,  there  will  be  prepared  and  distributed  to  the stockholders of this Corporation an Annual Report covering the activity of this Corporation for the fiscal year ended February 28, 2006; and

                  WHEREAS,   pursuant  to  Article  VI  of  the  Certificate  of
         Incorporation,   the  Board  has  been  divided  into  three   classes,
         designated  as Class I, Class II and Class III,  each Class of which is elected for staggered one, two or three year terms, initially,  and for ongoing staggered three year terms thereafter; and

                  WHEREAS, the Board, at the direction of the Board's Nominating and Governance  Committee,  intends to select three persons as nominees for  election  as Class II  directors  at the 2006  Annual  Meeting  of
         Stockholders; and

                  WHEREAS,  it is proposed to send to the  stockholders  of this
         Corporation  a  Notice  of the 2006  Annual  Meeting  of  Stockholders,
         together with a Proxy  Statement and a form of Proxy,  and it is deemed appropriate  that the Board,  pursuant  to the  Bylaws,  establish  the
         Record Date;

                  NOW, THEREFORE,  BE IT RESOLVED,  that the 2006 Annual Meeting of Stockholders be held (i) to elect three directors to the Board for a staggered term as set forth in the existing  Bylaws;  (ii) to amend the
         Certificate  of  Incorporation  to declassify  the  composition  of the
         Board,  as set  forth  in  the  Proxy  Statement  to be  mailed  to the stockholders  of this  Corporation;  (iii) to amend the  Certificate of
         Incorporation   to  eliminate  any  reference  in  the  Certificate  of
         Incorporation  of Series A and Series B common  stock,  as set forth in
         the  Proxy  Statement  to  be  mailed  to  the   stockholders  of  this
         Corporation;  and (iv) to conduct  such other  business as may properly come before the 2006 Annual Meeting of  Stockholders or any adjournment thereof.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 46 of 52 Pages
-----------------------                                  -----------------------

                  RESOLVED FURTHER,  that Harry L. Casari, Steven G. Murdock and
         Paul D.  Sonkin  are  hereby  selected  by the  Board as  nominees  for reelection as directors of this  Corporation at the 2006 Annual Meeting of  Stockholders,  to hold office for a three year term expiring at the
         2009 Annual Meeting of Stockholders, or until their successors are duly elected and qualified;  provided, however, that if the amendment to the
         Certificate  of  Incorporation  regarding the  declassification  of the
         Board is adopted and  approved by the  stockholders  at the 2006 Annual
         Meeting of Stockholders, then such nominees will hold office for a term expiring at the 2007 Annual Meeting of Stockholders.

                  RESOLVED  FURTHER,  that  once  the  date of the  2006  Annual
         Meeting of  Stockholders  and Record Date have been fixed by the Board, the  officers  of this  Corporation  be,  and each of them  hereby  is, authorized  and  directed  in the  name  of,  and on  behalf  of,  this
         Corporation  to  prepare or cause to be  prepared a Notice of  Meeting,
         Proxy  Statement and Proxy for use in  connection  with the 2006 Annual
         Meeting of Stockholders and the matters to be submitted to stockholders of this  Corporation  in  connection  therewith and  preliminary  forms thereof  to be filed with the SEC to the  extent  required,  and (i) to make any  changes  in said  forms and any  amendments  and  supplements thereto as may be deemed  advisable by such  officers,  acting with the
         advice  of  this  Corporation's   counsel,   as  may  be  necessary  or
         appropriate  under the rules and  regulations of the SEC, or otherwise,
         (ii) to cause to be mailed copies  thereof as they may be so amended or
         supplemented,   along  with  a  copy  of  the  Annual  Report  of  this
         Corporation for its fiscal year ended February 28, 2006, to each holder of  Common  Stock of this  Corporation  of  record  as of the  close of business  of the Record  Date (to be set at a later date by the Board), and (iii) to  solicit  or cause to be  solicited  proxies to the extent necessary  to assure  sufficient  representation  at said  2006  Annual
         Meeting of Stockholders.

                  RESOLVED  FURTHER,  that  once  the  date of the  2006  Annual
         Meeting of Stockholders  and Record Date have been fixed by this Board,
         Mark D.  Peterson  and  Robert  L.  Davis  be,  and  they  hereby  are, designated as proxies to be named in  management's  proxy solicited for the 2006  Annual  Meeting of  Stockholders  to act at such 2006  Annual
         Meeting of Stockholders on behalf of such stockholders as shall appoint them.

                  RESOLVED  FURTHER,  that  once  the  date of the  2006  Annual
         Meeting of Stockholders  and Record Date have been fixed by this Board,
         Brent W.  Christensen  is appointed as the inspector of election to act at such 2006 Annual Meeting of Stockholders or any adjournment  thereof with such duties as are prescribed by the Delaware General Code and the
         Bylaws.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 47 of 52 Pages
-----------------------                                  -----------------------

                  RESOLVED  FURTHER,  that  once  the  date of the  2006  Annual
         Meeting of Stockholders  and Record Date have been fixed by this Board, the  Annual  Report  of this  Corporation  for its  fiscal  year  ended
         February  28,  2006  be  distributed  to  the   stockholders   of  this
         Corporation as soon as it becomes available.

         GENERAL AUTHORIZATION

                  RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized,  empowered and directed,  for and on behalf of the Corporation,  to take any and all actions,  to negotiate for and enter into agreements and amendments to agreements, to perform all such acts and things, to execute, file, deliver or record in the name and on
         behalf  of  the  Corporation,   all  such  certificates,   instruments,
         agreements or other  documents,  and to make all such payments as they, in their  judgment,  or in the judgment of any one or more of them, may deem  necessary,  advisable  or  appropriate  in order to carry out the purpose and intent of, or consummate the transactions  contemplated by, the foregoing  resolutions and/or all of the transactions  contemplated therein or  thereby,  the  authorization  therefor  to be  conclusively evidenced by the taking of such action or the execution and delivery of such certificates, instruments, agreements or documents.

                            [Signature page follows]

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 48 of 52 Pages
-----------------------                                  -----------------------

                  This Consent may be executed in one or more counterparts.

                  The Secretary of the  Corporation is hereby directed to file a signed copy of this Consent in the minute book of the Corporation.

                                      By: /s/ Harry Casari
                                          --------------------------------------
                                          Name: Harry Casari
                                          Date:

                                      By: /s/ Tim McQuay
                                          --------------------------------------
                                          Name: Tim McQuay
                                          Date:

                                      By: /s/ Fred Schneider
                                          --------------------------------------
                                          Name: Fred Schneider
                                          Date:

                                      By: /s/ Mike Hoopis
                                          --------------------------------------
                                          Name: Mike Hoopis
                                          Date:

                                      By: /s/ Steve Murdock
                                          --------------------------------------
                                          Name: Steve Murdock
                                          Date:

                                      By: /s/ Vern Fotheringham
                                          --------------------------------------
                                          Name: Vern Fotheringham
                                          Date:

                                      By: /s/ Steve Muellner
                                          --------------------------------------
                                          Name: Steve Muellner
                                          Date:

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 49 of 52 Pages
-----------------------                                  -----------------------

                                    EXHIBIT B

PRESS RELEASE                                    Source: Meade Instruments Corp.

MEADE REACHES SETTLEMENT WITH INVESTOR GROUP, PROPOSES EXPANSION AND
DECLASSIFICATION OF BOARD
Tuesday June 13, 4:29 pm ET

Company to Announce  Annual Meeting of Stockholders  Following  Filing of Fiscal
2006 Form 10-K, Company Receives Notice of Informal Inquiry from the SEC

IRVINE,   Calif.--(BUSINESS   WIRE)--June  13,  2006--Meade   Instruments  Corp.
(Nasdaq:MEAD  - NEWS) today  announced  that in  conjunction  with an  agreement reached  between  the  Company  and an  Investor  Group led by Monarch  Activist
Partners L.P., Hummingbird Value Fund, L.P., Summit Street Value Fund, L.P., and
their  affiliates,  the company will expand its Board of Directors from seven to nine directors.  In connection with the agreement,  Mr. Paul D. Sonkin, managing member of Hummingbird  Capital,  LLC,  general partner of the Hummingbird  Value
Fund,  L.P.,  and Mr.  James  Chadwick,  managing  partner of  Monarch  Activist
Partners L.P., will be appointed as board members to fill the two new vacancies.
In addition,  Meade also agreed in accordance  with the agreement to include for consideration  at the  Company's  2006  annual  meeting a  proposal,  which,  if approved,  would  declassify  the Board of  Directors,  and  require  the annual election of all directors  commencing with the 2007 annual  meeting.  As part of the agreement,  the Investor Group agreed to drop its stockholder  proposals for the Company's 2006 annual meeting as well as its proposed board nominations.

The Company  indicated  that it expects to announce  the date of its 2006 annual meeting following the filing of its Form 10-K for the fiscal year ended February
28, 2006. The Company  intends to file its Form 10-K and proxy statement as soon as  practicable.

Meade also  announced  it had  received  notification  from the  Securities  and
Exchange  Commission  (SEC) of an informal inquiry into the Company's past stock option grant practices following an article appearing in the Wall Street Journal on May 22,  2006 and a company  issued news  release on May 24, 2006  indicating that the Company's audit committee had initiated its own independent  evaluation of its stock option grant practices.  This notification  should not be construed as an indication by the SEC or its staff that any violation of law has occurred;
nor should the request be considered an adverse reflection on any person, entity or security. The Company intends to cooperate fully with the SEC in this matter.

ABOUT MEADE INSTRUMENTS

Meade  Instruments is a leading  designer and  manufacturer of optical  products including  telescopes  and  accessories  for the  beginning  to serious  amateur astronomer. Meade offers a complete line of binoculars that address the needs of everyone from the casual  observer to the serious  sporting or birding  observer under the Meade(R),  Simmons(R) and Bresser(R) brand names.  Meade also offers a complete line of riflescopes  under the  Simmons(R),  Weaver(R) and  Redfield(R)
brand names. The company distributes its products worldwide through a network of specialty retailers,  mass merchandisers and domestic and foreign  distributors.
Additional  information  on Meade is available at  WWW.MEADE.COM.

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 50 of 52 Pages
-----------------------                                  -----------------------

"Safe-Harbor"  Statement under the Private  Securities  Litigation Reform Act of
1995: This news release contains comments and  forward-looking  statements based on current plans, exceptions, events, and financial and industry trends that may
affect  the  Company's   future   operating   results  and  financial   position
expectations.  Such statements,  including the Company's declassification of its
Board of  Directors,  the timing of its 2006  annual  meeting and mailing of its proxy statement related thereto,  and the filing of its Form 10-K for the fiscal year ended February 28, 2006,  involve risks and  uncertainties  which cannot be predicted or  quantified  and which may cause future  activities  and results of operations  to differ  materially  from those  discussed  above.  Such risks and
uncertainties   include,   without   limitation:   the  vote  by  the  Company's
stockholders  at its 2006  annual  meeting  and the  outcome of the  independent evaluation and the informal inquiry.  For additional  information,  refer to the
Company's  filings with the  Securities and Exchange  Commission,  including the
Company's most recent quarterly and annual reports on Forms 10-Q and Form 10-K.

CONTACT:
Meade Instruments Corp., Irvine
Brent Christensen, 949-451-1450
Fax: 949-451-1460
or
The Piacente Group, Inc.
Brandi Piacente, 212-481-2050
BRANDI@TPG-IR.COM

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 51 of 52 Pages
-----------------------                                  -----------------------

PRESS RELEASE - INVESTOR GROUP

MONARCH ACTIVIST PARTNERS, HUMMINGBIRD VALUE FUND AND SUMMIT STREET VALUE FUND
ANNOUNCE SETTLEMENT WITH MEADE INSTRUMENTS CORP. AND ADDITION OF THEIR TWO
DIRECTOR CANDIDATES TO MEADE BOARD OF DIRECTORS
Tuesday June 13, 5:27 pm ET

NEW YORK, June 13 /PRNewswire/ -- Monarch  Activist  Partners L.P.,  Hummingbird
Value Fund, L.P. and Summit Street Value Fund,  L.P., who together  beneficially own an aggregate of 3,999,276 shares, or approximately  19.7% of the outstanding shares, of common stock of Meade Instruments Corp. (Nasdaq:  MEAD - NEWS), today announced  that they have  reached a  settlement  with  Meade and that their two director candidates will immediately be appointed to Meade's Board of Directors.
In connection with the settlement,  Monarch,  Hummingbird and Summit Street have withdrawn  their  director  nominees and  proposals  that they had submitted for
Meade's 2006 Annual Meeting of Stockholders.

As part of the settlement  agreement,  two director candidates,  James Chadwick, managing  partner of Monarch Activist  Partners L.P., and Paul Sonkin,  managing member of Hummingbird Capital, LLC, the general partner of the Hummingbird Value
Fund,  L.P.,  will join  Meade's  Board of  Directors.  Meade has also agreed to include for  consideration  at the 2006 Annual  Meeting a  proposal,  which,  if approved,  would  declassify  the Board of  Directors,  and  require  the annual election of all directors commencing with the 2007 annual meeting.

Speaking on behalf of the group,  James Chadwick stated,  "It is gratifying that we have been able to reach an  agreement  with the Board and we look  forward to working  with the  entire  Board in an  effort  to  enhance  value for all Meade stockholders.  We believe that, as significant  stockholders in the Company,  we will  offer  a  fresh  perspective  to the  Board  and we  will  do our  best to contribute to the growth and success of Meade."

----------------------                                   -----------------------
CUSIP No. 583062104                   13D                    Page 52 of 52 Pages
-----------------------                                  -----------------------

                                                                       Exhibit 7

PRESS RELEASE

MONARCH ACTIVIST PARTNERS, HUMMINGBIRD VALUE FUND AND SUMMIT STREET VALUE FUND
ANNOUNCE SETTLEMENT WITH MEADE INSTRUMENTS CORP. AND ADDITION OF THEIR TWO
DIRECTOR CANDIDATES TO MEADE BOARD OF DIRECTORS
Tuesday June 13, 5:27 pm ET

NEW YORK, June 13 /PRNewswire/ -- Monarch  Activist  Partners L.P.,  Hummingbird
Value Fund, L.P. and Summit Street Value Fund,  L.P., who together  beneficially own an aggregate of 3,999,276 shares, or approximately  19.7% of the outstanding shares, of common stock of Meade Instruments Corp. (Nasdaq:  MEAD - NEWS), today announced  that they have  reached a  settlement  with  Meade and that their two director candidates will immediately be appointed to Meade's Board of Directors.
In connection with the settlement,  Monarch,  Hummingbird and Summit Street have withdrawn  their  director  nominees and  proposals  that they had submitted for
Meade's 2006 Annual Meeting of Stockholders.

As part of the settlement  agreement,  two director candidates,  James Chadwick, managing  partner of Monarch Activist  Partners L.P., and Paul Sonkin,  managing member of Hummingbird Capital, LLC, the general partner of the Hummingbird Value
Fund,  L.P.,  will join  Meade's  Board of  Directors.  Meade has also agreed to include for  consideration  at the 2006 Annual  Meeting a  proposal,  which,  if approved,  would  declassify  the Board of  Directors,  and  require  the annual election of all directors  commencing with the 2007 annual meeting.

Speaking on behalf of the group,  James Chadwick stated,  "It is gratifying that we have been able to reach an  agreement  with the Board and we look  forward to working  with the  entire  Board in an  effort  to  enhance  value for all Meade stockholders.  We believe that, as significant  stockholders in the Company,  we will  offer  a  fresh  perspective  to the  Board  and we  will  do our  best to contribute to the growth and success of Meade."